 Government Securities Portfolio ------------------------------------------------------------------------------------------------------------------- A Series of Panorama Series Fund, Inc. Prospectus dated April 30, 2002 Government Securities Portfolio is a mutual fund that seeks high current income with a high degree of safety of principal. The Portfolio invests primarily in debt instruments issued or guaranteed by the U.S. government or its agencies and instrumentalities, including mortgage-backed securities. Shares of the Portfolio are sold only as an underlying investment for variable life insurance policies, variable annuity contracts and other insurance company separate accounts. A prospectus for the insurance product you have selected accompanies this Prospectus and explains how to select shares of the Portfolio as an investment under that insurance product. As with all mutual funds, the Securities and This Prospectus contains important Exchange Commission has not approved or disapproved information about the Portfolio's objective, its the Fund's securities nor has it determined that investment policies, strategies and risks. Please this Prospectus is accurate or complete. It is a read this Prospectus (and your insurance product criminal offense to represent otherwise. prospectus) carefully before you invest and keep them for future reference about your investment. Contents About the Portfolio ------------------------------------------------------------------------------------------------------------------- The Portfolio's Investment Objective and Strategies Main Risks of Investing in the Portfolio The Portfolio's Performance About the Portfolio's Investments How the Portfolio is Managed Investing in the Portfolio ------------------------------------------------------------------------------------------------------------------- How to Buy and Sell Shares Dividends, Capital Gains and Taxes Financial Highlights About the Portfolio The Portfolio's Investment Objective and Strategies What Is the Portfolio's Investment Objective? The Portfolio seeks a high level of current income with a high degree of safety of principal, by investing primarily (at least 80% of its net assets, plus borrowings, under normal market conditions) in U.S. government securities and U.S. government-related securities. What Does the Portfolio Mainly Invest In? U.S. government securities include debt securities that are issued or guaranteed by the United States Treasury, such as Treasury bills, bonds or notes, and securities issued or guaranteed by agencies or federally-chartered corporate entities that are referred to as "instrumentalities" of the U.S. government. "U.S. government-related securities" are debt obligations that are fully collateralized or secured by U.S. government securities. That means the U.S. government securities are held to back the payments of interest and repayments of principal. The Portfolio invests significant amounts of its assets in U.S. government-related mortgage-backed securities, such as collateralized mortgage obligations (called "CMO's") and mortgage participation certificates. Some of the U.S. government securities the Portfolio buys are backed by the full faith and credit of the U.S. government as to payment of interest and repayment of principal. Others are backed by the right of the issuer to borrow from the U.S. Treasury. Others are backed only by the credit of the instrumentality. All of these different types of securities described in this paragraph have some degree of credit support from the U.S. government and are generally referred to as "U.S. government securities" in this Prospectus. The Portfolio can also invest up to 20% of its assets in investment-grade debt obligations issued by private issuers, which do not have any credit support from the U. S. government. The securities the Portfolio buys may pay interest at fixed or floating rates, or may be "stripped" securities. They may have short, medium or long-term maturities. The Portfolio can use hedging instruments and other derivative investments to try to enhance income and to manage investment risks. These investments are more fully explained in "About the Portfolio's Investments," below. |X| How Do the Portfolio Managers Decide What Securities to Buy or Sell? In selecting securities for the Portfolio, the portfolio managers research the universe of U.S. government securities and private-issuer mortgage-related securities and weigh yields and relative values against investment risks. While this process and the inter-relationship of the factors used may change over time and may vary in particular cases, in general, they look for: |_| Sectors of the U.S. government debt market that they believe offer high relative value, |_| Securities that have high income potential to help cushion the Portfolio's share price against volatility, |_| Securities that are less sensitive to changes in interest rates, and |_| Different types of U.S. government and private-issuer securities. Who Is the Portfolio Designed For? The Portfolio's shares are available only as an investment option under certain variable annuity contracts, variable life insurance policies and investment plans offered through insurance company separate accounts of participating insurance companies, for investors seeking current income from a Portfolio that also has the goal of preserving capital and invests mainly in U.S. government securities. However, the Portfolio's share price and income levels will fluctuate. The Portfolio's share price and distributions are not backed or guaranteed by the U.S. government. The Portfolio is intended to be a long-term investment, not a short-term trading vehicle. The Portfolio is not a complete investment program. Main Risks of Investing in the Portfolio All investments carry risks to some degree. The Portfolio's investments are subject to changes in their value from a number of factors described below. There is also the risk that poor security selection by the Portfolio's investment Manager, OppenheimerFunds, Inc., will cause the Portfolio to underperform other funds having similar objectives. |X| Interest Rate Risks. Debt securities, including U.S. government securities prior to their maturity, are subject to changes in value when prevailing interest rates change. When interest rates fall, the values of outstanding debt securities generally rise, and the securities may sell for more than their face amount. When interest rates rise, the values of outstanding debt securities generally fall, and the securities may sell at a discount from their face amount. The magnitude of these price changes is generally greater for longer-term debt securities than for short-term debt securities. However, interest rate changes may have different effects on the values of mortgage-related securities because of prepayment risks, discussed below. At times the Portfolio may buy longer-term debt securities to seek higher income. When the average maturity of the Portfolio's portfolio is longer, its share price may fluctuate more when interest rates change. The Portfolio can buy zero-coupon or "stripped" securities, which are particularly sensitive to interest rate changes and the rate of principal payments (and prepayments), and have prices that may go up or down more than other types of debt securities in response to those changes. The Portfolio's share prices can go up or down when interest rates change because of the effect of interest rate changes on the value of the Portfolio's investments in debt securities. |X| Prepayment Risk. Prepayment risk occurs when the mortgages underlying a mortgage-related security are prepaid at a rate faster than anticipated (usually when interest rates fall) and the issuer of the security can prepay the principal prior to the security's maturity. Mortgage-related securities that are subject to prepayment risk, including the mortgage-related securities that the Portfolio buys, generally offer less potential for gains when prevailing interest rates decline, and have greater potential for loss when interest rates rise. The impact of prepayments on the price of a security may be difficult to predict and may increase the volatility of the price. Additionally, the Portfolio can buy mortgage-related securities at a premium. Accelerated prepayments on those securities could cause the Portfolio to lose a portion of its principal investment represented by the premium the Portfolio paid. If interest rates rise rapidly, prepayments may occur at slower rates than expected, which could have the effect of lengthening the expected maturity of a short or medium-term security. That could cause its value to fluctuate more widely in response to changes in interest rates. In turn, this could cause the value of the Portfolio's shares to fluctuate more. |X| Credit Risk. Debt securities are subject to credit risk. Credit risk relates to the ability of the issuer of a security to make interest and principal payments on the security as they become due. While securities directly issued by the U.S. Treasury and certain agencies that are backed by the full faith and credit of the U.S. government have little credit risk and securities issued by other agencies or instrumentalities of the U.S. government generally have low credit risks, securities issued by private issuers may have greater credit risks. If the issuer fails to pay interest, the Portfolio's income might be reduced and if the issuer fails to repay principal, the value of that security and of the Portfolio's shares might be reduced. |X| There are Special Risks in Using Derivative Investments. The Portfolio can use derivatives to seek increased income or to try to hedge investment risks and preserve capital. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures, stripped securities, collateralized mortgage obligations, and structured notes are examples of derivatives the Portfolio can use. If the issuer of the derivative does not pay the amount due, the Portfolio can lose money on the investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, may not perform the way the Manager expected it to perform. If that happens, the Portfolio's share price could decline or the Portfolio could get less income than expected. The Portfolio has limits on the amount of particular types of derivatives it can hold. However, using derivatives can cause the Portfolio to lose money on its investments and/or increase the volatility of its share prices. How Risky is the Portfolio Overall? The risks described above collectively form the risk profile of the Portfolio, and can affect the value of the Portfolio's investments, its investment performance and its price per share. These risks mean that you can lose money by investing in the Portfolio. When you redeem your shares, they may be worth more or less than what you paid for them. However, changes in the overall market prices of securities and their yield can occur at any time. The share price and yield of the Portfolio will change daily based on changes in market prices of securities and market conditions, and in response to other economic events. There is no assurance that the Portfolio will achieve its investment objective. Although U.S. government securities that are backed by the full faith and credit of the U.S. government have little credit risk, prior to their maturity, their values are subject to interest rate risks. Collateralized mortgage obligations and other mortgage-related securities are subject to a number of risks, especially prepayment risks, that can reduce their values. These risks can cause the Portfolio's share price to fluctuate and can affect its yield. The Portfolio is generally less aggressive than other types of fixed-income funds, particularly those that invest in lower-grade securities. It has more risks than a money market fund or a portfolio that invests only in U.S. Treasury securities. An investment in the Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Portfolio's Performance The bar chart and table below show one measure of the risks of investing in the Portfolio, by showing changes in the Portfolio's performance from year to year for the full calendar years since its inception and by showing how the average annual total returns for 1, 5 and 10 years or life of class of the Portfolio's shares compare to the returns of a broad-based market index. The Portfolio's past investment performance is not necessarily an indication of how the Portfolio will perform in the future. Annual Total Returns (as of 12/31 each year) [See appendix to prospectus for data in bar chart showing annual total returns] For the period 1/1/02 through 3/31/02, the Portfolio's cumulative return (not annualized) was -0.38%. Charges imposed by the separate accounts that invest in the Portfolio are not included in the calculations of return in this bar chart, and if those charges were included, the returns would be less than those shown. During the period shown in the bar chart, the highest return (not annualized) for a calendar quarter was 6.00% (2ndQTR95) and the lowest return (not annualized) for a calendar quarter was -3.77% (1stQTR94). ------------------------------- ---------------------------- ---------------------------- --------------------------- 10 Years Average Annual Total Returns -------------------------- for the periods ended (or life of class, if December 31, 2001 1 Year 5 Years less) ------------------------------- ---------------------------- ---------------------------- --------------------------- ------------------------------- ---------------------------- ---------------------------- --------------------------- Government Securities Portfolio (inception: 5/13/92) 7.23% 6.86% 6.89% ------------------------------- ---------------------------- ---------------------------- --------------------------- ------------------------------- ---------------------------- ---------------------------- --------------------------- Merrill Lynch Master Government Index 7.18% 7.40% 7.52%1 ------------------------------- ---------------------------- ---------------------------- --------------------------- 1. From 4/30/92. The Portfolio's average annual total returns measure the performance of a hypothetical account without deducting charges imposed by the separate accounts that invest in the Portfolio and assume that all dividends and capital gains distributions have been reinvested in additional shares. Because the Portfolio invests primarily in U.S. government securities, the performance of the Portfolio's shares is compared to the Merrill Lynch Master Government Index, an unmanaged composite index of both the Treasury and Agency Master Indices. However, it must be remembered that the index performance reflects the reinvestment of income but does not reflect transaction costs, and the Portfolio's investments may vary from those in the index. The Portfolio's total returns should not be expected to be the same as the returns of other Oppenheimer funds, even if funds have the same portfolio managers and/or similar names. About the Portfolio's Investments The Portfolio's Principal Investment Policies. The allocation of the Portfolio's investment holdings among different investments will vary over time based upon the Manager's evaluation of economic and market trends. The Portfolio might not always hold all of the different types of investments described in this Prospectus. The Manager tries to reduce risks by carefully researching securities before they are purchased, and in some cases by using hedging techniques. The Portfolio attempts to reduce its exposure to market risks by not investing too great a percentage of the Portfolio's assets in any one type or issue of debt security (other than direct Treasury obligations, which have little credit risk). o Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings) in U.S. government securities and U.S. government-related securities. o U.S. government securities the Portfolio buys are issued or guaranteed by the U.S. government or its agencies or instrumentalities. o The Portfolio can also invest up to 20% of its total assets in investment grade debt obligations of private issuers. The Statement of Additional Information contains more detailed information about the Portfolio's investment policies and risks. U.S. Government Securities. The Portfolio can invest in a variety of long, medium and short-term securities issued or guaranteed by the U.S. Treasury or U.S. government agencies or instrumentalities: |X| U.S. Treasury Obligations. These include Treasury bills (having maturities of one year or less when issued), Treasury notes (having maturities of from one to ten years when issued), and Treasury bonds (having maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. The Portfolio can buy U. S. Treasury securities that have been "stripped" of their interest coupons by a Federal Reserve Bank, zero-coupon U.S. Treasury securities described below, and Treasury Inflation-Protection Securities ("TIPS"). Although not rated, Treasury obligations have little credit risk. |X| Obligations of U.S. Government Agencies or Instrumentalities. These include direct obligations, such as notes, and mortgage-related securities that have different levels of credit support from the U.S. government. Some are supported by the full faith and credit of the U.S. government, such as Government National Mortgage Association (called "Ginnie Mae") pass-through mortgage certificates. Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National Mortgage Association ("Fannie Mae") bonds. Others are supported only by the credit of the entity that issued them, such as Federal Home Loan Mortgage Corporation ("Freddie Mac") obligations. |_| Mortgage-Related U.S. Government Securities. These include interests in pools of residential or commercial mortgages, in the form of collateralized mortgage obligations ("CMOs") and other "pass-through" mortgage securities. CMOs that are U.S. government securities have collateral to secure payment of interest and principal. They may be issued in different series with different interest rates and maturities. The collateral is either in the form of mortgage pass-through certificates issued or guaranteed by a U.S. agency or instrumentality or mortgage loans insured by a U.S. government agency. The Portfolio can have significant amounts of its assets invested in mortgage-related U.S. government securities. The prices and yields of CMOs are determined, in part, by assumptions about the cash flows from the rate of payments of the underlying mortgages. Changes in interest rates may cause the rate of expected prepayments of those mortgages to change. In general, prepayments increase when general interest rates fall and decrease when interest rates rise. If prepayments of mortgages underlying a CMO occur faster than expected when interest rates fall, the market value and yield of the CMO could be reduced and the Portfolio might have to reinvest the prepayment proceeds at lower interest rates, which could reduce its yield. When interest rates rise rapidly, if prepayments occur more slowly than expected, a short- or medium-term CMO can in effect become a long-term security, subject to greater fluctuations in value. These prepayment risks can make the prices of CMOs very volatile when interest rates change. The prices of longer-term debt securities tend to fluctuate more than those of shorter-term debt securities. That volatility will affect the Portfolio's share prices. |X| Special Portfolio Diversification Requirements. To enable a variable annuity or variable life insurance contract based on an insurance company separate account to qualify for favorable tax treatment under the Internal Revenue Code, the underlying investments must follow special diversification requirements that limit the percentage of assets that can be invested in securities of particular issuers. The Portfolio's investment program is managed to meet those requirements, in addition to other diversification requirements under the Internal Revenue Code and the Investment Company Act that apply to publicly-sold mutual funds. Failure by the Portfolio to meet those special requirements could cause earnings on a contract owner's interest in an insurance company separate account to be taxable income. Those diversification requirements might also limit, to some degree, the Portfolio's investment decisions in a way that could reduce its performance. |X| Can the Portfolio's Investment Objective and Policies Change? The Portfolio's Board of Directors can change non-fundamental investment policies without shareholder approval, although significant changes will be described in amendments to this Prospectus. The Portfolio's non-fundamental policy on investing 80% of its net assets in U.S. Government securities will not be changed without first giving shareholders 60 days' advance written notice. Fundamental policies are those that cannot be changed without the approval of a majority of the Portfolio's outstanding voting shares. The Portfolio's investment objective is not a fundamental policy, but will not be changed by the Portfolio's Board of Directors without advance notice to shareholders. Investment restrictions that are fundamental policies are listed in the Statement of Additional Information. An investment policy is not fundamental unless this Prospectus or the Statement of Additional Information says that it is. Other Investment Strategies. To seek its objective, the Portfolio can also use the investment techniques and strategies described below. The Portfolio might not always use all of them. These techniques involve certain risks, although some are designed to help reduce overall investment or market risks. |X| Private-Issuer Debt Securities. While the Portfolio can invest a substantial portion of its assets in securities issued by private issuers, currently it does not do so to a significant degree. These debt obligations must be "investment-grade", which means that if they are rated, they must be rated within the four highest rating categories of Moody's Investors Service, Inc. or Standard & Poor's Rating Service or that have a comparable rating by another rating organization. If they are unrated, the Portfolio can buy them only if they are assigned a rating comparable to investment-grade by the Manager. A reduction in the rating of a security after its purchase by the Portfolio will not automatically require the Portfolio to dispose of that security. However, the Manager will evaluate those securities to determine whether to keep them in the Portfolio's portfolio. |_| Private-Issuer Mortgage-Backed Securities. The Portfolio can invest in mortgage-backed securities issued by private issuers, which do not offer the credit backing of U.S. government securities. Private issuer securities are subject to the credit risks of the issuers as well as the interest rate risks and prepayment risks of CMO's, discussed above, although in some cases they may be supported by insurance or guarantees. Primarily, these include multi-class debt or pass-through certificates secured by mortgage loans. They may be issued by banks, savings and loans, mortgage bankers and other non-governmental issuers. The Portfolio's investments in privately-issued mortgage-related securities are limited to those rated in the two highest rating categories of a national rating organization (or unrated securities having a comparable rating assigned by the Manager). |_| Asset-Backed Securities. The Portfolio can buy asset-backed securities which are fractional interests in pools of loans collateralized by loans or other assets or receivables. They are issued by trusts and special purpose corporations that pass the income from the underlying pool to the buyer of the interest. These securities are subject to prepayment risks, and the risks of default by the issuer as well as by the borrowers of the underlying loans in the pool. |X| Zero-Coupon and "Stripped" Securities. Some of the U.S. government and corporate debt securities the Portfolio can buy are zero-coupon bonds that pay no interest. They are issued at a substantial discount from their face value. "Stripped" securities are the separate income or principal components of a debt security. Some CMO's or other mortgage-related securities may be stripped, with each component having a different proportion of principal or interest payments. One class might receive all the interest and the other all the principal payments. Zero-coupon and stripped securities are subject to greater fluctuations in price from interest rate changes than conventional interest-bearing securities. The Portfolio may have to pay out the imputed income on zero-coupon securities without receiving the actual cash currently. Interest-only securities are particularly sensitive to changes in interest rates. The values of interest-only mortgage-related securities are also very sensitive to prepayments of underlying mortgages. Principal-only securities are also sensitive to changes in interest rates. When prepayments tend to fall, the timing of the cash flows to these securities increases, making them more sensitive to changes in interest rates. The market for some of these securities may be limited, making it difficult for the Portfolio to value them or to dispose of its holdings at an acceptable price. |X| Repurchase Agreements. The Portfolio can enter into repurchase agreements. In a repurchase transaction, the Fund buys a security and simultaneously sells it to the vendor for delivery at a future date. Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the resale price on the delivery date, the Portfolio could incur costs in disposing of the collateral and might experience losses if there is any delay in its ability to do so. There is no limit on the amount of the Portfolio's net assets that may be subject to repurchase agreements of seven days or less. |X| Derivative Investments. The Portfolio can invest in a number of different kinds of "derivative" investments. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. In the broadest sense, collateralized mortgage obligations and other mortgage-related securities, as well as exchange-traded options, futures contracts and other hedging instruments the Portfolio can use may be considered "derivative investments." In addition to using hedging instruments, the Portfolio can use other derivative investments because they offer the potential for increased income. Derivatives have risks. If the issuer of the derivative investment does not pay the amount due, the Portfolio can lose money on the investment. The underlying security or investment on which a derivative is based, and the derivative itself, may not perform the way the Manager expected it to. As a result of these risks the Portfolio could realize less principal or income from the investment than expected or its hedge might be unsuccessful. As a result, the Portfolio's share prices could fall. Certain derivative investments held by the Portfolio might be illiquid. |X| Hedging. The Portfolio can buy and sell certain kinds of futures contracts and call options, including options on futures and debt securities indices. These are all referred to as "hedging instruments." The Portfolio does not use hedging instruments for speculative purposes, and has limits on its use of them. The Portfolio is not required to use hedging investments in seeking its goal. The Portfolio could buy and sell options and futures for a number of purposes. It might do so to try to manage its exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities. It might do so to try to manage its exposure to changing interest rates. Some of these strategies would hedge the Portfolio's portfolio against price fluctuations. Other hedging strategies, such as buying futures and call options, would tend to increase the Portfolio's exposure to the securities market. Writing covered call options might also provide income to the Portfolio for liquidity purposes or to raise cash to distribute to shareholders. Options trading involves the payment of premiums and has special tax effects on the Portfolio. There are also special risks in particular hedging strategies. If the Manager used a hedging instrument at the wrong time or judged market conditions incorrectly, the strategy could reduce the Portfolio's return. The Portfolio could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. |X| Portfolio Turnover. The Portfolio can engage in some short-term trading to try to achieve its objective. While portfolio turnover may affect transaction costs the Portfolio pays, in most cases it does not pay brokerage commissions on debt securities it buys. The Financial Highlights table at the end of this Prospectus shows the Portfolio's portfolio turnover rates during prior fiscal years. How the Portfolio Is Managed The Manager. The Manager chooses the Portfolio's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Directors, under an investment advisory agreement that states the Manager's responsibilities. The agreement sets the fees the Portfolio pays to the Manager and describes the expenses that the Portfolio is responsible to pay to conduct its business. The Manager has operated as an investment adviser since January 1960 and currently manages investment companies including other Oppenheimer funds. The Manager and its subsidiaries and affiliates manage more than $130 billion in assets as of March 31, 2002, including other Oppenheimer funds with more than 6.3 million shareholder accounts. The Manager is located at 498 Seventh Avenue, New York, New York 10018. |X| Portfolio Managers. The portfolio manager of the Portfolio's corporate bond component is David Negri. Mr. Negri is a Vice President of Panorama Series Fund, Inc. and a Senior Vice President of the Manager. Mr. Negri became a portfolio manager in March 1996. He has been a portfolio manager for the Manager since July 1988. He is also an officer and portfolio manager of other mutual funds. The Portfolio's government securities component is managed by a team of portfolio managers from the Manager's fixed-income department. |X| Advisory Fees. Under the investment advisory agreement, the Portfolio pays the Manager an advisory fee at an annual rate that declines on additional assets as the Portfolio grows: 0.525% of the first $300 million of average daily net assets of the Fund, 0.500% of the next $100 million, and 0.450% of average daily net assets over $400 million. The Portfolio's management fee for its last fiscal year ended December 31, 2001 was 0.525% of average daily net assets. |X| Possible Conflicts of Interest. The Portfolio offers its shares to separate accounts of different insurance companies as an investment for their variable annuity, variable life and other investment product contracts. While the Portfolio does not foresee any disadvantages to contract owners from these arrangements, it is possible that the interests of owners of different contracts participating in the Portfolio through different separate accounts might conflict. For example, a conflict could arise because of differences in tax treatment. The Portfolio's Board has procedures to monitor the portfolio for possible conflicts to determine what action should be taken. If an irreconcilable conflict occurs, the Board might require one or more participating insurance company separate accounts to withdraw their investments in the Portfolio. That could force the Portfolio to sell securities at disadvantageous prices, and orderly portfolio management could be disrupted. Also, the Board might refuse to sell shares of the Portfolio to a particular separate account, or could terminate the offering of the Portfolio's shares if required to do so by law or if it would be in the best interests of the shareholders of the Portfolio to do so. Investing in the Portfolio How to Buy and Sell Shares How Are Shares Purchased? Shares of the Portfolio may be purchased only by separate investment accounts of participating insurance companies as an underlying investment for variable life insurance policies, variable annuity contracts or other investment products. Individual investors cannot buy shares of the Portfolio directly. Please refer to the accompanying prospectus of the participating insurance company for information on how to select the Portfolio as an investment option for that variable life insurance policy, variable annuity or other investment product. That prospectus will indicate which class of shares you are eligible to purchase. The Portfolio reserves the right to refuse any purchase order when the Manager believes it would be in the Portfolio's best interests to do so. |X| Market Timers. The Portfolio has instructed its participating insurance companies that it may restrict or refuse investments by their separate accounts from market timers. "Market timers" include persons whose separate account transactions have, or have attempted (i) an exchange out of the Portfolio within two weeks of an earlier exchange request, (ii) exchanges out of the Portfolio more than twice in any calendar quarter, (iii) an exchange of Portfolio shares equal to at least $5 million, or more than 1% of the Portfolio's net assets, or (iv) other transactions in Portfolio shares that demonstrated a timing pattern. Separate accounts under common ownership or control are combined for these limits. There can be no assurance that all such participating insurance companies will be successful in controlling investments in their respective separate accounts by market timers. ------------------------------------------------------------------------------------------------------------------- Information about your investment in the Portfolio through your variable annuity contract, variable life insurance policy or other plan can be obtained only from your participating insurance company or its servicing ---- agent. The Portfolio's Transfer Agent does not hold or have access to those records. Instructions for buying or selling shares of the Portfolio should be given to your insurance company or its servicing agent, not directly to the Portfolio or its Transfer Agent. ------------------------------------------------------------------------------------------------------------------- |X| At What Price Are Shares Sold? Shares are sold at their offering price, which is the net asset value per share. The Portfolio does not impose any sales charge on purchases of its shares. If there are any charges imposed under the variable annuity, variable life or other contract through which Portfolio shares are purchased, they are described in the accompanying prospectus of the participating insurance company. The net asset value per share is determined as of the close of The New York Stock Exchange on each day that the exchange is open for trading (referred to in this Prospectus as a "regular business day"). The Exchange normally closes at 4:00 P.M., New York time, but may close earlier on some days. All references to time in this Prospectus mean "New York time." The net asset value per share is determined by dividing the value of the Portfolio's net assets attributable to a class by the number of shares of that class that are outstanding. To determine net asset value, the Portfolio's Board of Directors has established procedures to value the Portfolio's securities, in general based on market values. The Board has adopted special procedures for valuing illiquid and restricted securities and obligations for which market values cannot be readily obtained. Because some foreign securities trade in markets and on exchanges that operate on weekends and U.S. holidays, the values of some of the Portfolio's foreign investments may change on days when investors cannot buy or redeem Fund shares. The offering price that applies to an order from a participating insurance company is based on the next calculation of the net asset value per share that is made after the insurance company (as the Portfolio's designated agent to receive purchase orders) receives a purchase order from its contract or policy owners to purchase Portfolio shares on a regular business day, provided that the Portfolio receives the order from the insurance company by 9:30 A.M. on the next regular business day at the offices of its Transfer Agent in Colorado. |X| Classes of Shares. The Portfolio offers two different classes of shares. The class of shares designated as Service shares are subject to a distribution and service plan. The impact of the expenses of that plan on Service shares is described below. The class of shares offered by this Prospectus has no "name" designation. The other class is designated as Service shares. The different classes of shares represent investments in the same portfolio of securities but are expected to have different expenses and share prices. |X| Distribution and Service Plan for Service shares. The Portfolio has adopted a Distribution and Service Plan for Service shares to pay the distributor, for distribution related services for the Portfolio's Service shares. Under the Plan, payments are made quarterly at an annual rate of up to 0.25% of the average annual net assets of Service shares of the Portfolio. The distributor currently uses all of those fees to compensate sponsor(s) of the insurance product that offers Portfolio shares, for providing personal service and maintenance of accounts of their variable contract owners that hold Service shares. The impact of the service plan is to increase operating expenses of the Service shares, which results in lower performance compared to the Portfolio's shares that are not subject to a service fee. How Are Shares Redeemed? As with purchases, only the participating insurance companies that hold Portfolio shares in their separate accounts for the benefit of variable annuity contracts, variable life insurance policies or other investment products can place orders to redeem shares. Contract holders and policyholders should not directly contact the Portfolio or its transfer agent to request a redemption of Portfolio shares. Contract owners should refer to the withdrawal or surrender instructions in the accompanying prospectus of the participating insurance company. The share price that applies to a redemption order is the next net asset value per share that is determined after the participating insurance company (as the Portfolio's designated agent) receives a redemption request on a regular business day from its contract or policy holder, provided that the Portfolio receives the order from the insurance company by 9:30 A.M. the next regular business day at the office of its Transfer Agent in Colorado. The Portfolio normally sends payment by Federal Funds wire to the insurance company's account the day after the Portfolio receives the order (and no later than 7 days after the Portfolio's receipt of the order). Under unusual circumstances determined by the Securities and Exchange Commission, payment may be delayed or suspended. Dividends, Capital Gains and Taxes Dividends. The Portfolio intends to declare dividends separately for each class of shares from net investment income, if any, on an annual basis, and to pay those dividends in March on a date selected by the Board of Directors. Dividends and distributions will generally be lower for Service shares, which normally have higher expenses. The Portfolio has no fixed dividend rate and cannot guarantee that it will pay any dividends. All dividends (and any capital gains distributions) will be reinvested automatically in additional Portfolio shares at net asset value for the account of the participating insurance company (unless the insurance company elects to have dividends or distributions paid in cash). Capital Gains. The Portfolio may realize capital gains on the sale of portfolio securities. If it does, it may make distributions out of any net short-term or long-term capital gains in March of each year. The Portfolio may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Portfolio will pay any capital gains distributions in a particular year. Taxes. For a discussion of the tax status of a variable annuity contract, a variable life insurance policy or other investment product of a participating insurance company, please refer to the accompanying prospectus of your participating insurance company. Because shares of the Portfolio may be purchased only through insurance company separate accounts for variable annuity contracts, variable life insurance policies or other investment products, dividends paid by the Portfolio from net investment income and distributions (if any) of net realized short-term and long-term capital gains will be taxable, if at all, to the participating insurance company. This information is only a summary of certain federal income tax information about an investment in Portfolio shares. You should consult with your tax adviser or your participating insurance company representative about the effect of an investment in the Portfolio under your contract or policy. Financial Highlights The Financial Highlights Table is presented to help you understand the Portfolio's financial performance for the past 5 fiscal years. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, the Portfolio's independent auditors, whose report, along with the Portfolio's financial statements, is included in the Statement of Additional Information, which is available on request. Information about Service shares has not been included in the table since Service shares were not offered for sale during the Portfolio's last fiscal year. Financial Highlights

                                                      Year Ended December 31,
                                                      2001         2000          1999          1998          1997
====================================================================================================================

Per Share Operating Data
Net asset value, beginning of period                    $1.10        $1.05         $1.13         $1.11         $1.09
--------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                     .04(1)       .07           .07           .06           .07
Net realized and unrealized gain (loss)                   .04(1)       .05          (.09)          .03           .02
--------------------------------------------------------------------------------------------------------------------
Total income (loss) from investment operations            .08          .12          (.02)          .09           .09
--------------------------------------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                     (.07)        (.07)         (.06)         (.07)         (.07)
--------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                          $1.11        $1.10         $1.05         $1.13         $1.11
                                                        =====        =====         =====         =====         =====
====================================================================================================================
Total Return, at Net Asset Value(2)                      7.23%       12.36%        (1.73)%        8.14%         8.82%
====================================================================================================================
Ratios/Supplemental Data
Net assets, end of period (in thousands)              $18,984      $18,904       $20,150       $24,923       $23,719
--------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)                     $18,805      $18,702       $22,683       $24,044       $23,034
--------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:(3)
Net investment income                                    3.49%(1)     6.07%         5.80%         5.64%         5.96%
Expenses                                                 0.79%        0.74%         0.70%         0.68%(4)      0.67%(4)
--------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate                                    19%          31%           14%           43%            0%
1. Without the adoption of the change in amortization method as discussed in Note 1 in the Notes to Financial Statements, these amounts would have been:

    Net investment income                    Change less than $.005 per share
    Net realized and unrealized gain (loss)  Change less than $.005 per share
    Net investment income ratio                                          3.85%
2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not annualized for periods of less than one full year. Total return information does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce figures for all periods shown. 3. Annualized for periods of less than one full year. 4. Expense ratio has been calculated without adjustment for the reduction to custodian expenses. Government Securities Portfolio

INFORMATION AND SERVICES

For More Information on Government Securities Portfolio

The following additional information about the Portfolio is available without charge upon request:

STATEMENT OF ADDITIONAL INFORMATION. This document includes additional information about the Portfolio’s investment policies, risks, and operations. It is incorporated by reference into this Prospectus (which means it is legally part of this Prospectus).

ANNUAL AND SEMI-ANNUAL REPORTS. Additional information about the Portfolio’s investments and performance is available in the Portfolio’s Annual and Semi-Annual Reports to shareholders. The Annual Report includes a discussion of market conditions and investment strategies that significantly affected the Portfolio’s performance during its last fiscal year.

How to Get More Information

You can request the Statement of Additional Information, the Annual and Semi-Annual Reports, the notice explaining the Portfolio’s privacy policy and other information about the Portfolio or your account:

------------------------------------------------------------------------------------------------------------- By Telephone: Call OppenheimerFunds Services toll-free: ------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------- 1.800.981.2871 ------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------- By Mail: Write to: ------------------------------------------------------------------------------------------------------------- OppenheimerFunds Services ------------------------------------------------------------------------------------------------------------- P.O. Box 5270 ------------------------------------------------------------------------------------------------------------- Denver, Colorado 80217-5270

Information about the Portfolio including the Statement of Additional Information can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1.202.942.8090. Reports and other information about the Portfolio are available on the EDGAR database on the SEC’s Internet website at www.sec.gov. Copies may be obtained after payment of a duplicating fee by electronic request at the SEC’s e-mail address: publicinfo@sec.gov or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Portfolio or to make any representations about the Portfolio other than what is contained in this Prospectus. This Prospectus is not an offer to sell shares of the Portfolio, nor a solicitation of an offer to buy shares of the Portfolio, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

The Fund's SEC File No.: 811-3255 PR613.001.0402 Printed on recycled paper. Appendix to Prospectus of Government Securities Portfolio

        Graphic material included in the Prospectus of Government Securities Portfolio: “Annual Total Returns (as of 12/31 each year)":

        A bar chart will be included in the Prospectus of Government Securities Portfolio depicting the annual total returns of a hypothetical investment in Class A shares of the Portfolio for each of the calendar years since the Portfolio’s inception. Set forth below are the relevant data points that will appear in the bar chart:

-------------------------------------- --------------------------- Calendar Year Ended 12/31 Annual Total Return -------------------------------------- --------------------------- -------------------------------------- --------------------------- 1993 10.98% -------------------------------------- --------------------------- -------------------------------------- --------------------------- 1994 -4.89% -------------------------------------- --------------------------- -------------------------------------- --------------------------- 1995 18.91% -------------------------------------- --------------------------- -------------------------------------- --------------------------- 1996 1.93% -------------------------------------- --------------------------- -------------------------------------- --------------------------- 1997 8.82% -------------------------------------- --------------------------- -------------------------------------- --------------------------- 1998 8.14% -------------------------------------- --------------------------- -------------------------------------- --------------------------- 1999 -1.73% -------------------------------------- --------------------------- -------------------------------------- --------------------------- 2000 12.36% -------------------------------------- --------------------------- -------------------------------------- --------------------------- 2001 7.23% -------------------------------------- ---------------------------